Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005	Phone: 636-530-8751 Fax: 636-530-8701 www.insituform.com

June 18, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549
Attention:  Terence O’Brien, Branch Chief

Re:          Insituform Technologies, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 000-10786

Dear Mr. O'Brien:

                On behalf of Insituform Technologies, Inc. (the “Company”), I am writing in response to the comments contained in your letter dated May 29, 2008 (the “May 29, 2008 Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and the Company’s letter to you dated May 13, 2008 (the “May 13, 2008 Letter”).

We have made every effort to address your observations and recommendations included in the May 29, 2008 Letter and discussed during our telephone conference with members of the Securities and Exchange Commission Staff (the “Staff”), where appropriate.  For your convenience, we have included below in italics the original text of your comments from the May 29, 2008 Letter followed by our response.

Note 14.  Segment and Geographic Information, page 57

1.
We note your response to prior comment 3 which indicates that you have three operating segments.  We further note that you have aggregated the North American and European Rehab segments resulting in the Company having two reportable segments.  Based on the information provided in your response, it appears that the North American and European Rehab segments may exhibit certain dissimilarities.  Please note the following:

	▪	Gross margins for the North American operating segment were lower than the European segment by 6 to 10 margin points. The disparity in gross margins for these two segments has been growing since 2005.
▪
Gross margin trends have differed in these two segments.  For example, North American trends decreased in 2006 and 2007 but have increased during the first quarter of 2008 whereas European gross margin trends increased in 2006 and decreased in 2007 and the first quarter of 2008.

Securities and Exchange Commission Mr. Terence O'Brien June 18, 2008 Page 2
▪	Operating margins for the European segment were 7.1% whereas the North American segment was 0.3%.
▪	North American operating margins have decreased since 2005 but increased in the first quarter of 2008 whereas the European operating margins increased in 2006 but have decreased since then.
▪	There is a disparity between return on assets as well between these two segments.

Although you indicate that reasons for these “temporary dissimilarities” are disclosed in your public filings, please provide us an analysis that includes explanations for these differences in economic characteristics, including differences in trends, and tell us why these differences would not be considered an indication of differences in economic characteristics and your basis for concluding that each difference was only temporary.  Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10 and Question 8 of the FASB Staff Implementation Guide for SFAS 131.  Additionally provide us with any subsequent year budgeting or forecasted information that supports your belief that the economic characteristics provided in your response will “be more tightly aligned in future periods.”

Response:
As discussed in our May 13, 2008 Letter, we believe that our North American Rehabilitation and European Rehabilitation operating segments currently meet the aggregation criteria described in paragraph 17 of SFAS No. 131 and that any dissimilarities between the economic characteristics of the two segments are either temporary in nature or directly related to specific unexpected and nonrecurring performance issues encountered at various times.  We have attempted to provide greater clarity with respect to events and trends within our Rehabilitation reporting segment by explaining in our MD&A the factors driving economic dissimilarities or performance issues relating to our North American Rehabilitation and European Rehabilitation operating segments and separately disclosing information by geographic area in our segment footnote. We regularly review and evaluate our segment reporting in conjunction with our public filings each quarter.  As we discussed on our June 12, 2008 conference call with the Staff, we are committed to making the appropriate modifications to our reporting if our evaluation of our segments and the related disclosure requirements change in the coming months.

Although we believe that the aggregation of these operating segments at this time remains appropriate, we acknowledge the dissimilarities specifically described in your May 29, 2008 Letter and that the period of existence of such dissimilarities has become noteworthy. During our telephone conversation on June 12, 2008, we offered to the Staff increased insight as to how the complex and unique nature of our business has resulted in these dissimilarities, primarily driven by certain recent Company performance issues.  We also discussed with the Staff that the Company is currently in a transition period: we hired a new Chief Executive Officer (the “CEO”) in April 2008, recently adopted a new long-term strategic plan that is subject to validation by our new CEO and are in the process of establishing the presence of a senior executive in Europe who will report directly to our CEO. We acknowledge that these recent events may necessitate a change in our segment reporting structure in the near future.  We believe that we will have greater clarity within the next six months with respect to the strategic direction of our North American Rehabilitation and European Rehabilitation operating segments and the segmentation of our business for financial reporting purposes.

Securities and Exchange Commission Mr. Terence O'Brien June 18, 2008 Page 3

In addition, we acknowledge the recommendations made by the Staff during our recent conversation to specifically consider the impact of this transition on our reporting structure with regards to the reporting of royalty income, revenues by product type, revenues by process, joint ventures results and our rehabilitation businesses outside of Europe and North America.  As stated earlier, we will continue to regularly review and evaluate our segment reporting in conjunction with our public filings and will take each of these recommendations into consideration going forward.  We commit to giving as much transparency in our financial reporting, as appropriate.

Executive Compensation

Annual Cash Incentive Compensation

2.
We note your response to our prior comment 4 regarding annual cash incentive compensation under the 2006 Executive Performance Plan, which is based on the achievement of performance criteria established over a three-year period.  As requested, please confirm that in addition to clarifying the timing of payments under this and other plans, you will explain how the amounts of awards paid in the most recent year were determined, even where the awards are paid with respect to plans from an earlier year.  Specifically, you should describe the performance criteria for the year that gives rise to the payment of the incentive amount for that year.  Please confirm your understanding and provide, with a view toward disclosure, an example of disclosure you would provide with respect to amounts derived from the 2006 Plan that were paid in 2007.

Response:
Long-term cash incentives are awarded to certain of our executive officers under the Company’s 2006 Executive Performance Plan (the “Plan”) based on the level of achievement of financial and other pre-established performance criteria over a three-year performance period.  The first performance period under the Plan covers the period beginning on January 1, 2006 and ending on December 31, 2008 (the “2006 – 2008 Performance Period”), with the first potential award payable following completion of the 2006 – 2008 Performance Period.  No awards under the Plan, therefore, were due or paid in 2007.  Should the performance criteria be satisfied, and subject to reduction in the sole discretion of the Compensation Committee, we would expect any payments related to the 2006 – 2008 Performance Period to be approved in February 2009 and paid on or before March 15, 2009.

In our 2009 proxy statement, we will provide information regarding the timing of payments, if any, made with respect to the 2006 – 2008 Performance Period, a more detailed description of the type of performance criteria, including an assessment of the difficulty of achieving such criteria, and the actual payment amounts (if any) as compared to the pre-determined target awards. We anticipate including disclosure similar to the following in connection with the awards for the 2006 – 2008 Performance Period:

Securities and Exchange Commission Mr. Terence O'Brien June 18, 2008 Page 4

“With respect to the three-year performance period beginning January 1, 2006 and ending December 31, 2008 under the 2006 Executive Performance Plan (the “2006 – 2008 Performance Period”), of the current named executive officers, only Thomas E. Vossman and David F. Morris were award participants.  The Compensation Committee determined final awards by reviewing the level of achievement of the applicable performance goal for the 2006 – 2008 Performance Period and applying its discretion, including with respect to overall Company performance for the 2006 – 2008 Performance Period, general market conditions, the occurrence of any cash or property dividends by the Company, the effect of any stock issuances by the Company (including the exercise of any employee or director stock options) and/or the acquisition or disposition of any business by the Company.

The performance goal for the 2006 – 2008 Performance Period was a pre-determined target amount of total stockholders’ equity at December 31, 2008 (the “2006 – 2008 Target Total Stockholders’ Equity”).  The 2006 – 2008 Target Total Stockholders’ Equity was calculated by adding the defined target return on equity for each fiscal year of the 2006 – 2008 Performance Period (each a percentage return on equity as measured against the prior fiscal year’s target total stockholders’ equity) to the amount of the target total stockholders’ equity at December 31, 2005.”

Such disclosure would also include certain detail comparing the actual total stockholders’ equity at December 31, 2008 to the 2006 – 2008 Target Total Stockholders’ Equity and the amount of the payout, if any, for each participating named executive officer.

3.
We note your response to prior comment 4 regarding disclosure of the net income target and unit operating targets for the payment of incentive compensation and equity-based incentive awards.  It remains unclear to us how disclosure of consolidated Company net income targets or unit operating income targets would place you at a disadvantage in any particular competitive bidding situation.  Please either explain in greater detail how a potential competitive bidder would actually use this information in a way that would be likely to cause you significant competitive harm, or confirm that you will disclose the targets in future filings.

Response:
We respectfully advise the Staff that we continue to believe that the disclosure of our adjusted net income and business unit income criteria to fund our 2008 Management Annual Incentive Plan is not required under Instruction 4 to Item 402(b).  The disclosure has been determined by us, consistent with the Securities Act Rule 406 and Exchange Act Rule 24b-2,  to meet the following requirements:  (1) involves  commercial or financial information; (2) the information was obtained from a person (including a corporation); and (3) the information is confidential.

Securities and Exchange Commission Mr. Terence O'Brien June 18, 2008 Page 5

The Company competitively bids for contracts designed to  rehabilitate underground piping systems.  Most of our installation operations are project-oriented contracts for municipal entities.  These contracts typically require performance at a fixed price with profitability based upon our ability to estimate costs and effectively manage and execute on the project.  The majority of the Company’s competitors are foreign and private companies, none of which have similar public disclosure obligations.  The Company believes that disclosure of the performance criteria would allow our competitors, in combination with our public announcements and other public information to anticipate the Company’s strategy as to operating margins, market growth, operational focus, contract backlog, allocation of resources, supply channels and costs.

Further, the performance goals are not publicly available information either because they constitute numbers adjusted from our financial statements or because they are internal numbers tied to business unit performance.  The Company has not historically provided guidance to the market on our expected financial results.  The provision of these unpublished targets would, in effect, cause the Company to give “guidance” regarding expected financial performance.  This could be damaging to the Company for a number of reasons.  This information could cause expectations in the market place that deviate from historical data. For example, the Company’s 2007 adjusted net income target goal vastly exceeded the Company’s actual annual net income even though the goal, when originally determined by the Compensation Committee, was viewed as aggressive but achievable.  As a result, even with an appropriate disclaimer, the market perception could be that the Company fell short of its overall performance expectation, even though the stated performance goal was created only as part of our incentive compensation program.  Similarly, the Company’s actual and potential customers and key suppliers may perceive the Company as unsuccessful or otherwise at risk, thereby damaging our potential for future growth and market opportunities.

4.
Regarding the individual performance objectives, we do not understand your statement that these objectives are not material because they are not directly determinative of the individual executive officers incentive payments from the second pool.  You also state that payments from the second pool “are based on the Compensation Committee’s assessment of the individual’s achievement of his or her pre-determined individual performance objectives.”  This disclosure suggests that the achievement of the individual performance objectives is material and in fact determinative of whether amounts are awarded from the second pool.  Therefore, we reiterate the third paragraph of our prior comment 4.

Response:
As noted in our response letter dated May 13, 2008, once the second pool of the 2008 Management Incentive Plan is funded, payments are only made in the discretion of the Compensation Committee and upon the assessment of the participant’s achievement of his or her individual performance objectives.

Securities and Exchange Commission Mr. Terence O'Brien June 18, 2008 Page 6

The Company believes that the individual performance objectives are not material because although the criteria are pre-determined, the Compensation Committee has overriding discretion with respect to awards, regardless of whether, or to the extent that, any of the individual objectives are met.  For example, it is possible that a participant may not attain his or her individual goals yet the Compensation Committee could nonetheless award the participant a bonus under this second pool as a result of other intervening factors as determined by the Committee. Accordingly, we do not believe the identification of the specific goals constitute material information necessary for an understanding of our compensation policies and decisions since the bonuses paid from this second pool are subject to the Compensation Committee’s complete discretion.

Additionally, the Company has determined that the disclosure of the individual participant goals would also meet the standards set forth in Instruction 4 to Item 402(b) in that the disclosure has been determined by us to involve confidential commercial or financial information, the disclosure of which would harm the Company.  Although the nature of the goals varies by individual based upon position and scope of responsibility, the goals, if disclosed, would provide confidential, competitive insight into the Company’s business plan, operational focus and strategies.

That said, the Company will disclose in future filings: (i)  the general nature of the criteria that comprise the individual performance goals (e.g., the 2008 goals include, without limitation, the following: administrative efficiencies, sales and earnings growth by business unit, cash flow benchmarks, productivity targets, margin efficiencies and safety and product quality standards) and (ii) the perceived difficulty level associated with attaining the goals.

Please do not hesitate to contact the undersigned at (636) 530-8033 if we can be of further assistance. We thank you in advance for your customary courtesies.

       Very truly yours,

                                                                                   INSITUFORM TECHNOLOGIES, INC.

       /s/ David A. Martin

       David A. Martin,
       Vice President and Chief Financial Officer